COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/___/14	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT



14035073

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: December 1, 2014

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 1st day of December, 2014.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

RECEIVED 2014 DEC -3 AM 10:57 SEC / MR

Exhibit F

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

Exhibit F is hereby amended as set forth below. [Updated forms attached.]

1. Member Firm Application Checklist
2. Pre-Application Information Survey **[Updated]**
3. Member Application
4. Clearing Member Agreement
5. Give-Up Agreement
6. User Agreement
7. Sponsored Access Agreement
8. Statutory Disqualification Notice
9. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Firm Applicant
10. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Individual Applicant
11. Exchange Data Vendor Agreement
12. Market Data Policies
13. MIAX Data Feed Affiliated Companies List – Schedule A
14. MIAX Data Feed Request – Schedule B
15. MIAX Data Feed Service Facilitator List – Schedule C
16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application **[Updated]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

2



Miami International Securities Exchange, LLC

Pre-Application Survey Form

I. Firm Name: ______________________________
Address: ______________________________
City/State/Zip Code: ______________________________
Tele #: (   ) _______-__________

II. Type of Membership
☐ Primary Lead Market Maker Member
☐ Lead Market Maker Member
☐ Registered Market Maker Member
☐ Electronic Exchange Member
☐ Order Flow ☐ Clearing: #__________________

III. Organizational Structure
☐ Limited Liability Company ☐ Corporation
☐ Partnership ☐ Other: ______________

IV. Business and Operating Information
☐ Type of trading activities description:______________________________

☐ Description of market maker, order routing and processing systems:______________________________

Application Contact:
Name: ______________________________ Title:______________
Tele #: (   ) _______-__________ Email: ______________________________

Technical Contact:
Name: ______________________________ Title:______________
Tele #: (   ) _______-__________ Email: ______________________________

Trading Contact:
Name: ______________________________ Title:______________
Tele #: (   ) _______-__________ Email: ______________________________

Market Maker Business Unit Name: ______________________________
Name: ______________________________ Title:______________
Tele #: (   ) _______-__________ Email: ______________________________

Order Flow Provider Business Unit Name: ______________________________
Name: ______________________________ Title:______________
Tele #: (   ) _______-__________ Email: ______________________________

Clearance Business Unit Name:______________________________
Name: ______________________________ Title:______________
Tele #: (   ) _______-__________ Email: ______________________________

- Will your firm require connectivity to the MIAX? YES_____ NO _____
- Will your firm be routing orders to the MIAX through another firm? YES_____ NO _____
  Explain: ______________________________

- Will your firm be doing a public business? YES_____ NO _____
- Will your firm receive Market Data from the MIAX? YES_____ NO _____
- Is your firm (or an affiliate) publicly traded? YES_____ NO _____
  SYMBOL:________

18



MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Amendment to the Member Application

Firm Name: ____

A firm applying for a change in membership on the Miami International Securities Exchange, LLC (the "MIAX" or the "Exchange") must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

---

a) **Address:**___
City/State/Zip Code:___
Tele #: ( ) ___-___; **Fax #:** ( ) ___-___

b) Is Applicant affiliated with a MIAX Member Firm? Yes:___ No:___

If yes, List Member Firm(s):___

___

___

II. Change of Membership Type

[Indicate all that apply.]

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Clearing #(s): ___

AFFIRMATION

There have been no material changes to the Application previously filed with the Exchange except as noted in the following sections of the Amendment to the Application Form.

By: ___
(Print Name)

___
(Print Title)

___
(Signature)

___
(Date)

III.	**Change of Primary Firm Contact(s)**	___ No material change.	___ As Noted.
IV.	**Regulatory**	___ No material change.	___ As Noted.
V.	**Organizational Structure**	___ No material change.	___ As Noted.
VI.	**Business and Operating Information**	___ No material change.	___ As Noted.
VII.	**Financial Disclosure:**	___ No material change.	___ As Noted.

To the extent there have been material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

VIII. Change of Primary Firm Contact(s)

Attach additional names(s) as needed.

Application Contact:

Name: ______

Title: ______

CRD# *(If applicable)*: ______

Email: ______

Phone: ______

Billing Contact:

Name: ______

Title: ______

CRD# *(If applicable)*: ______

Email: ______

Phone: ______

Compliance Contact:

Name: ______

Title: ______

CRD#: ______

Email: ______

Phone: ______

Technical Contact:

Name: ______

Title: ______

CRD# *(If applicable)*: ______

Email: ______

Phone: ______

Trading Contact:

Name: ______

Title: ______

CRD#: ______

Email: ______

Phone: ______

Principal S-24/Supervisor:

Name:

Title:

CRD#:

Email:

Phone:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Compliance Officer:

Name:

Title:

CRD#:

Email:

Phone:

Chief Compliance Officer (CCO):

Name:

Title:

CRD#:

Email:

Phone:

FINOP (Series 27 Qualified):

Name:

Title:

CRD#:

Email:

Phone:

IX. Regulatory

- ☐ a) Applicant's Form BD: *current filing copy.*
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of all Registered Options Trader(s). *(Note that each Registered Options Trader must take a qualifying examination and be approved by the Exchange.)*
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, as applicable **[Sect. III]**.
- ☐ i) Form U-4: *current filing copy,* for each individual identified in **(h)** and **(i)** above or, if such individuals are not currently subject to Form U-4 reporting, provide a brief description of their qualifications.
- ☐ j) Firm filing/statement updates, if any, to Associated Person status and MIAX Rules 202/203.
- ☐ k) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of Applicant's last examination during which such supervisory procedures were reviewed and by which SRO. *(or copy of disposition letter.)*
  2) **Anti-Money Laundering**
  3) **Business Continuity Planning**
  4) **Clearing:** For applicants that propose to clear transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  5) **Information Barrier**

X. Organizational Structure

- ☐ a) Type of Organization:
  - ☐ Corporation
  - ☐ Partnership
  - ☐ Limited Liability Company
  - ☐ Sole Proprietor
- ☐ b) State of Organization: ____________
- ☐ c) Federal Tax ID/SSN: ______- _________________
- ☐ d) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ e) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ f) A listing of the office(s) from which Applicant will conduct its MIAX market making (Lead and Registered Market Makers) activity.

XI. Business and Operating Information

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC Agreement, order routing give-up, etc.*)
- ☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).
  - ______________________________
- ☐ c) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will enter customer orders, proprietary orders or conduct block trading activities, etc.
  - The manner in which Applicant **receives orders** from customers, such as electronically via internet or proprietary communication devices, and the processes and/or systems used.
  - A description of the manner in which Applicant will **send orders** to the Exchange, such as manually, through an internal order processing system or through a third party order routing service.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- ☐ d) Brokers' Blanket Bond: If applicable, copy of.
- ☐ e) If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

XII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ________________________________ Amount: $_________________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ________________________________ Amount: $_________________
  - ☐ Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____No:_____

- ☐ If yes, to whom: ______________________________ Amount: $________________
- ☐ Describe: (Attach statement)

☐ l) Have satisfactory arrangements been made to repay this debt?

- ☐ Yes:_____No:_____
- ☐ If yes, to whom: ______________________________ Amount: $________________

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Amendment to Member Application

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.
2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.
3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.
4. **Central Registration Depository ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.
5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.
6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.
7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.
8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.
9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.
10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.
11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.
12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."
13. **MIAX** - the Miami International Securities Exchange, LLC.
14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.
15. **Registered Options Trader ("ROT")** – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.
16. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.
17. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

EXHIBIT M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of December 1, 2014 including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firm 39 — **As of 01-Dec-14**

Member Firm:

Member Firm	City	State	Zip	Tele #	Approval Date	Membership Type
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR
BARCLAYS CAPITAL INC. 745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP. 3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	EEM: ORD FLOW/CLEAR
BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	EEM: ORD FLOW/CLEAR
CITADEL SECURITIES LLC 131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR
CONVERGEX EXECUTION SOLUTIONS LLC 1633 Broadway - 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	EEM: ORD FLOW/CLEAR
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR
DASH FINANCIAL LLC 910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR
DEUTSCHE BANK SECURITIES INC. 60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE
GOLDMAN, SACHS & CO. 200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	PL/LMM

Member Firm:

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
GROUP ONE TRADING LP	440 South La Salle - Ste. 3232	Chicago	IL	60605	(312) 347-8864	10/20/2014	PL/L/RMM/EEM: ORD FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	RMM
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW
J.P. MORGAN CLEARING CORP.	3 Chase Metrotech Center	Brooklyn	NY	11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW
JEFFERIES LLC	520 Madison Avenue	New York	NY	10022	(212) 284-2300	9/15/2014	EEM: ORD FLOW/CLEAR
KCG AMERICAS LLC	545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl	New York	NY	10006	(212) 509-2300	6/5/2014	EEM: ORD FLOW/CLEAR
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	EEM: ORD FLOW/CLEAR
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	EEM: ORD FLOW/CLEAR
SET TRADING PARTNERS, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	EEM: ORDER FLOW
SOUTHWEST SECURITIES, INC.	1201 Elm Street, Ste. 3500	Dallas	TX	75270	(214) 859-1800	2/8/2013	EEM: CLEARANCE

Member Firm:

Member Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	PLMM
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	(203) 618-5800	12/7/2012	PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC	677 Washington Boulevard	Stamford	CT	06901	(203) 719-3000	12/7/2012	EEM: ORD FLOW/CLEAR
VOLANT LIQUIDITY, LLC	7 World Trade Center, Ste. 3301	New York	NY	10007	(646) 484-3000	5/31/2013	EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles	CA	90017	(213) 688-8090	12/7/2012	EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte	NC	28202	(704) 715-6133	4/11/2014	EEM: ORD FLOW/CLEAR
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-4000	12/7/2012	EEM: ORD FLOW/CLEAR
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-3490	12/7/2012	PL/LMM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

Exhibit N

Exhibit N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the Exchange, including for each the name of the issuer and a description of the security.**

Response:

1. Attached is a list of the securities listed in the exchange as of December 1, 2014, indicating for each the name of the issuer and a description of the security;

2. None;

3. None; and

4. None.

MIAX Listings
(as of 12/1/14)

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
A	AGILENT TECHNOLOGIES INC.	A	Equity
AA	ALCOA INC.	AA	Equity
AAL	AMERICAN AIRLINES GROUP INC.	AAL	Equity
AAP	ADVANCE AUTO PARTS INC.	AAP	Equity
AAPL	APPLE INC.	AAPL	Equity
ABB	ABB LTD-SPON ADR	ABB	Equity
ABBV	ABBVIE INC.	ABBV	Equity
ABC	AMERISOURCEBERGEN, CORP.	ABC	Equity
ABT	ABBOTT LABORATORIES	ABT	Equity
ABX	BARRICK GOLD CORPORATION	ABX	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	ACAD	Equity
ACAS	AMERICAN CAPITAL, LTD.	ACAS	Equity
ACE	ACE LIMITED	ACE	Equity
ACHN	Achillion Pharmaceuticals, Inc.	ACHN	Equity
ACI	ARCH COAL INC.	ACI	Equity
ACM	Aecom Technology Corporation	ACM	Equity
ACN	ACCENTURE PLC	ACN	Equity
ACRX	AcelRx Pharmaceuticals Inc	ACRX	Equity
ACT	Actavis Inc	ACT	Equity
ACTG	ACACIA RESEARCH CORPORATION	ACTG	Equity
ADBE	ADOBE SYSTEMS INC.	ADBE	Equity
ADHD	Alcobra Ltd	ADHD	Equity
ADI	ANALOG DEVICES INC	ADI	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	ADM	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	ADP	Equity
ADS	ALLIANCE DATA SYSTEMS CORP.	ADS	Equity
ADSK	AUTODESK, INC.	ADSK	Equity
ADT	THE ADT CORPORATION	ADT	Equity
ADTN	ADTRAN, INC.	ADTN	Equity
ADXS	Advaxis, Inc	ADXS	Equity
AEGR	AEGERION PHARMACEUTICALS, INC.	AEGR	Equity
AEM	AGNICO-EAGLE MINES LTD.	AEM	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	AEO	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	AEP	Equity
AER	AerCap Holdings NV	AER	Equity
AES	AES CORP.	AES	Equity
AET	AETNA INC.	AET	Equity
AFFX	AFFYMETRIX INC	AFFX	Equity
AFL	AFLAC INC.	AFL	Equity
AFSI	Amtrust Financial Services, Inc. (10% stock div)	AFSI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
AG	First Majestic Silver Corp	AG	Equity
AGCO	AGCO CORPORATION	AGCO	Equity
AGIO	Agios Pharmaceuticals Inc	AGIO	Equity
AGN	ALLERGAN, INC.	AGN	Equity
AGNC	AMERICAN CAPITAL AGENCY CORPORATION	AGNC	Equity
AGO	ASSURED GUARANTY LTD.	AGO	Equity
AGQ	PROSHARES ULTRA SILVER	AGQ	ETF
AGU	AGRIUM INC.	AGU	Equity
AIG	AMERICAN INTERNATIONAL GROUP, INC.	AIG	Equity
AIR	AAR Corp.	AIR	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	AKAM	Equity
AKS	AK STEEL HOLDING CORPORATION	AKS	Equity
AL	Air Lease Corp	AL	Equity
ALB	Albemarle Corporation	ALB	Equity
ALGN	ALIGN TECHNOLOGY INC.	ALGN	Equity
ALIM	Alimera Sciences Inc.	ALIM	Equity
ALK	ALASKA AIR GROUP INC	ALK	Equity
ALKS	ALKERMES PLC	ALKS	Equity
ALL	THE ALLSTATE CORPORATION	ALL	Equity
ALLY	ALLY FINANCIAL INC.	ALLY	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	ALNY	Equity
ALTR	ALTERA CORPORATION	ALTR	Equity
ALU	ALCATEL-LUCENT, S.A.	ALU	Equity
ALV	Autoliv, Inc	ALV	Equity
ALXA	ALEXZA PHARMACEUTICALS INC.	ALXA	Equity
ALXN	ALEXION PHARMACEUTICALS, INC.	ALXN	Equity
AMAT	APPLIED MATERIALS, INC.	AMAT	Equity
AMBA	AMBARELLA, INC.	AMBA	Equity
AMBC	AMBAC FINANCIAL GROUP, INC.	AMBC	Equity
AMCC	APPLIED MICRO CIRCUITS	AMCC	Equity
AMD	ADVANCED MICRO DEVICES, INC.	AMD	Equity
AMGN	AMGEN INC.	AMGN	Equity
AMJ	JP Morgan Alerian MLP Index ETN	AMJ	ETF
AMKR	AMKOR TECHNOLOGY, INC.	AMKR	Equity
AMLP	Alerian MLP ETF	AMLP	ETF
AMPE	Ampio Pharmaceuticals Inc.	AMPE	Equity
AMRN	AMARIN CORPORATION PLC	AMRN	Equity
AMT	AMERICAN TOWER CL A	AMT	Equity
AMTD	AMERITRADE HOLDING CORP	AMTD	Equity
AMZN	AMAZON.COM INC.	AMZN	Equity
AMZN	AMAZON.COM INC.	AMZN7	Equity
AN	AUTONATION, INC	AN	Equity
ANAC	Anacor Pharmaceutical Inc	ANAC	Equity
ANET	Arista Networks Inc	ANET	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ANF	ABERCROMBIE & FITCH COMPANY	ANF	Equity
ANGI	Angie's List Inc.	ANGI	Equity
ANN	ANN INC	ANN	Equity
ANR	ALPHA NATURAL RESOURCES, INC.	ANR	Equity
ANV	Allied Nevada Gold Corporation	ANV	Equity
AOL	AOL INC.	AOL	Equity
AON	Aon plc	AON	Equity
APA	APACHE CORPORATION	APA	Equity
APC	ANADARKO PETROLEUM CORPORATION	APC	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	APD	Equity
APH	Amphenol Corporation	APH	Equity
APL	Atlas Pipeline Partners, L.P.	APL	Equity
APO	Apollo Global Management LLC	APO	Equity
APOL	APOLLO GROUP INC.	APOL	Equity
ARAY	Accuray Incorporated	ARAY	Equity
ARCO	ARCOS DORADOS HOLDINGS INC. CLA	ARCO	Equity
ARCP	AMERICAN REALTY CAPITAL PROPERTIES, INC.	ARCP	Equity
AREX	Approach Resources Inc.	AREX	Equity
ARIA	ARIAD PHARMACEUTICALS INC.	ARIA	Equity
ARMH	ARM HOLDINGS PLC	ARMH	Equity
ARNA	ARENA PHARMACEUTICALS, INC.	ARNA	Equity
ARO	AEROPOSTALE INC	ARO	Equity
ARP	Atlas Resource Partners, LP	ARP	Equity
ARR	ARMOUR Residential REIT, Inc.	ARR	Equity
ARRS	ARRIS GROUP INC.	ARRS	Equity
ARRY	ARRAY BIOPHARMA, INC.	ARRY	Equity
ARUN	ARUBA NETWORKS, INC.	ARUN	Equity
ARWR	ARROWHEAD RESEARCH CORP.	ARWR	Equity
ASH	ASHLAND INC	ASH	Equity
ASML	ASML HOLDING NV	ASML	Equity
ASNA	Ascena Retail Group, Inc.	ASNA	Equity
ASPS	Altisource Portfolio Solutions SA	ASPS	Equity
AT	Atlantic Power Corporation	AT	Equity
ATHM	Autohome Inc (ADR)	ATHM	Equity
ATHN	Athenahealth, Inc.	ATHN	Equity
ATHX	ATHERSYS, INC.	ATHX	Equity
ATI	Allegheny Technologies, Inc.	ATI	Equity
ATK	ALLIANT TECHSYSTEM INC.	ATK	Equity
ATLS	Atlas Energy, L.P. (dist)	ATLS	Equity
ATML	ATMEL CORP	ATML	Equity
ATVI	ACTIVISION BLIZZARD, INC.	ATVI	Equity
ATW	Atwood Oceanics , Inc	ATW	Equity
AU	ANGLOGOLD ASHANTI LTD.	AU	Equity
AUQ	AuRico Gold Inc.	AUQ	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
AUXL	Auxilium Pharmaceuticals Inc.	AUXL	Equity
AUY	YAMANA GOLD, INC.	AUY	Equity
AVAV	Aerovironment Inc	AVAV	Equity
AVB	AVALONBAY COMMUNITIES INC	AVB	Equity
AVG	AVG Technologies NV	AVG	Equity
AVGO	Avago Technologies Limited	AVGO	Equity
AVNR	Avanir Pharmaceuticals Inc	AVNR	Equity
AVP	AVON PRODUCTS INC.	AVP	Equity
AWAY	HomeAway Inc.	AWAY	Equity
AXAS	ABRAXAS PETROLEUM CORPORATION	AXAS	Equity
AXL	AMERICAN AXLE & MFG. HLDNGS	AXL	Equity
AXLL	AXIALL CORPORATION COMMON STOCK	AXLL	Equity
AXP	AMERICAN EXPRESS COMPANY	AXP	Equity
AZN	ASTRAZENECA	AZN	Equity
AZO	AUTOZONE, INC.	AZO	Equity
BA	THE BOEING COMPANY	BA	Equity
BABA	ALIBABA GROUP HOLDING LTD	BABA	Equity
BAC	BANK OF AMERICA CORPORATION	BAC	Equity
BAX	BAXTER INTERNATIONAL INC.	BAX	Equity
BBBY	BED BATH & BEYOND INC.	BBBY	Equity
BBD	BANCO BRADESCO S.A.	BBD	Equity
BBEP	BreitBurn Energy Partners L.P.	BBEP	Equity
BBG	Bill Barrett Corporation	BBG	Equity
BBRY	RESEARCH IN MOTION LIMITED	BBRY	Equity
BBT	BB&T CORPORATION	BBT	Equity
BBY	BEST BUY COMPANY, INC.	BBY	Equity
BCEI	Bonanza Creek Energy Inc.	BCEI	Equity
BCO	THE BRINK'S COMPANY	BCO	Equity
BCOR	Blucora, Inc.	BCOR	Equity
BCR	CR BARD INC.	BCR	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	BCRX	Equity
BCS	BARCLAYS PLC	BCS	Equity
BDSI	BioDelivery Sciences International, Inc.	BDSI	Equity
BDX	BECTON, DICKINSON AND CO	BDX	Equity
BEAV	B/E AEROSPACE INC.	BEAV	Equity
BEN	FRANKLIN RESOURCES INC.	BEN	Equity
BG	BUNGE LIMITED	BG	Equity
BGC	General Cable Corp	BGC	Equity
BHI	BAKER HUGHES INCORPORATED	BHI	Equity
BHP	BHP BILLITON LIMITED	BHP	Equity
BID	Sotheby's	BID	Equity
BIDU	BAIDU, INC.	BIDU	Equity
BIG	BIG LOTS INC.	BIG	Equity
BIIB	BIOGEN IDEC INC.	BIIB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
BIOD	BIODEL, INC.	BIOD	Equity
BIOS	BIOSCRIP INC	BIOS	Equity
BITA	Bitauto Holdings Limited	BITA	Equity
BK	THE BANK OF NEW YORK MELLON CORPORATION	BK	Equity
BKLN	PowerShares Senior Loan (ETF)	BKLN	ETF
BKS	BARNES & NOBLE, INC.	BKS	Equity
BKW	Burger King Worldwide, Inc.	BKW	Equity
BLDP	BALLARD POWER SYSTEMS INC	BLDP	Equity
BLK	BLACKROCK INC	BLK	Equity
BLOX	Infoblox Inc	BLOX	Equity
BLUE	bluebird bio Inc	BLUE	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	BMRN	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	BMY	Equity
BOFI	BOFI HOLDING, INC.	BOFI	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	BOIL	ETF
BP	BP PLC	BP	Equity
BPL	Buckeye Partners, L.P.	BPL	Equity
BPOP	Popular Inc. (10 shrs)	BPOP	Equity
BRCD	BROCADE COMM., SYSTEMS	BRCD	Equity
BRCM	BROADCOM CORPORATION	BRCM	Equity
BRFS	BRF - Brasil Foods SA	BRFS	Equity
BRKB	BERKSHIRE HATHAWAY INC.	BRKB	Equity
BSBR	Banco Santander Brasil SA	BSBR	Equity
BSX	BOSTON SCIENTIFIC CORPORATION	BSX	Equity
BTH	Blyth Inc	BTH	Equity
BTU	PEABODY ENERGY CORPORATION	BTU	Equity
BUD	Anheuser-Busch InBev	BUD	Equity
BURL	Burlington Stores Inc	BURL	Equity
BV	Bazaarvoice Inc.	BV	Equity
BVN	COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	BVN	Equity
BWA	BORGWARNER INC.	BWA	Equity
BWLD	BUFFALO WILD WINGS INC.	BWLD	Equity
BWP	BOARDWALK PIPELINE PARTNERS, LP	BWP	Equity
BX	THE BLACKSTONE GROUP LP	BX	Equity
BXE	Bellatrix Exploration Ltd	BXE	Equity
BYD	BOYD GAMING CORP.	BYD	Equity
BZH	BEAZER HOMES USA INC.	BZH	Equity
C	CITIGROUP, INC.	C	Equity
CA	CA, Inc.	CA	Equity
CAB	CABELA'S INC	CAB	Equity
CAG	CONAGRA FOODS, INC.	CAG	Equity
CAH	CARDINAL HEALTH INC	CAH	Equity
CAKE	THE CHEESECAKE FACTORY	CAKE	Equity
CALL	magicJack VocalTec Ltd	CALL	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CAM	Cameron International Corporation	CAM	Equity
CAMP	CalAmp Corp	CAMP	Equity
CAR	Avis Budget Group Inc	CAR	Equity
CAT	CATERPILLAR INC.	CAT	Equity
CAVM	Cavium, Inc.	CAVM	Equity
CB	CHUBB CORP	CB	Equity
CBI	CHICAGO BRIDGE & IRON COMPANY N.V.	CBI	Equity
CBL	CBL & Associates Properties, Inc.	CBL	Equity
CBOE	CBOE HOLDINGS, INC.	CBOE	Equity
CBRL	Cracker Barrel Old Country Store	CBRL	Equity
CBS	CBS CORPORATION	CBS	Equity
CBST	CUBIST PHARMACEUTICALS	CBST	Equity
CCE	COCA-COLA ENTERPRISES INC.	CCE	Equity
CCI	CROWN CASTLE INTER.	CCI	Equity
CCJ	CAMECO CORPORATION	CCJ	Equity
CCL	CARNIVAL CORPORATION	CCL	Equity
CDE	COEUR d' ALENE MINES CORP	CDE	Equity
CDK	CDK GLOBAL, INC.	CDK	Equity
CDNS	CADENCE DESIGN SYSTEMS, I	CDNS	Equity
CE	CELANESE CORPORATION	CE	Equity
CELG	CELGENE CORPORATION	CELG	Equity
CENX	CENTURY ALUMINUM COMPANY	CENX	Equity
CERN	CERNER CORPORATION	CERN	Equity
CERS	CERUS CORPORATION	CERS	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	CF	Equity
CFN	CareFusion Corporation	CFN	Equity
CFX	Colfax Corporation	CFX	Equity
CGA	China Green Agriculture, Inc.	CGA	Equity
CHK	CHESAPEAKE ENERGY CORPORATION	CHK	Equity
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	CHKP	Equity
CHL	CHINA MOBILE LIMITED	CHL	Equity
CHMT	CHEMTURA CORPORATION	CHMT	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	CHRW	Equity
CHS	CHICO'S FAS, INC.	CHS	Equity
CHTR	Charter Communications Inc. Cl A	CHTR	Equity
CI	CIGNA CORPORATION	CI	Equity
CIE	COBALT INTERNATIONAL ENERGY, INC.	CIE	Equity
CIEN	CIENA CORPORATION	CIEN	Equity
CIM	CHIMERA INVESTMENT CORPORATION	CIM	Equity
CIT	CIT Group, Inc.	CIT	Equity
CL	COLGATE-PALMOLIVE COMPANY	CL	Equity
CLDX	Celldex Therapeutics, Inc.	CLDX	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	CLF	Equity
CLMT	Calumet Specialty Products Partners, L.P.	CLMT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CLNE	CLEAN ENERGY FUELS CORPORATION	CLNE	Equity
CLR	CONTINENTAL RESOURCES, INC.	CLR	Equity
CLSN	CELSION CORPORATION	CLSN	Equity
CLVS	CLOVIS ONCOLOGY, INC.	CLVS	Equity
CLX	CLOROX CO	CLX	Equity
CMCSA	COMCAST CORPORATION	CMCSA	Equity
CMCSK	COMCAST CORP SPECIAL CLA	CMCSK	Equity
CME	CME GROUP INC.	CME	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	CMG	Equity
CMI	CUMMINS INC.	CMI	Equity
CMLP	Crestwood Midstream Partners LP	CMLP	Equity
CNC	CENTENE CORP	CNC	Equity
CNI	CANADIAN NATIONAL RAILWAY	CNI	Equity
CNP	CENTERPOINT ENERGY, INC.	CNP	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	CNQ	Equity
CNQR	CONCUR TECHNOLOGIES,INC	CNQR	Equity
CNVR	CONVERSANT, INC.	CNVR	Equity
CNW	Con-way, Inc.	CNW	Equity
CNX	CONSOL ENERGY INC.	CNX	Equity
CODE	Spansion Inc.	CODE	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	COF	Equity
COG	CABOT OIL & GAS CORPORATION	COG	Equity
COH	COACH, INC.	COH	Equity
COMM	COMMSCOPE HOLDING CO, INC.	COMM	Equity
CONN	Conn's, Inc.	CONN	Equity
COO	Cooper Companies, Inc.	COO	Equity
COP	CONOCOPHILLIPS	COP	Equity
CORN	TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	CORN	ETF
COST	COSTCO WHOLESALE CORPORATION	COST	Equity
COUP	COUPONS.COM, INC.	COUP	Equity
CP	Canadian Pacific Railway Limited	CP	Equity
CPA	Copa Holdings SA	CPA	Equity
CPB	CAMPBELL SOUP CO	CPB	Equity
CPE	CALLON PETROLEUM COMPANY	CPE	Equity
CPN	Calpine Corporation	CPN	Equity
CPRX	CATALYST PHARMACEUTICAL PARTNES INC.	CPRX	Equity
CPWR	COMPUWARE CORP	CPWR	Equity
CQP	Cheniere Energy Ptnrs L.P.	CQP	Equity
CREE	CREE, INC.	CREE	Equity
CRK	COMSTOCK RESOURCES, INC.	CRK	Equity
CRM	SALESFORCE.COM, INC	CRM	Equity
CROX	CROCS, INC.	CROX	Equity
CRR	CARBO CERAMICS INC	CRR	Equity
CRTO	CRITEO SA	CRTO	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CRUS	CIRRUS LOGIC INC.	CRUS	Equity
CRZO	CARRIZO OIL & GAS, INC	CRZO	Equity
CS	CREDIT SUISSE GROUP- SPON adr	CS	Equity
CSC	COMPUTER SCIENCES CORP	CSC	Equity
CSCO	CISCO SYSTEMS, INC.	CSCO	Equity
CSIQ	Canadian Solar Inc	CSIQ	Equity
CSLT	CASTLIGHT HEALTH, INC.	CSLT	Equity
CSOD	CORNERSTONE ONDEMAND, INC.	CSOD	Equity
CSTE	CAESARSTONE SDOT-YAM LTD.	CSTE	Equity
CSTM	CONSTELLIUM N.V	CSTM	Equity
CSX	CSX CORPORATION	CSX	Equity
CTB	COOPER TIRE & RUBBER CO.	CTB	Equity
CTIC	Cell Therapeutics, Inc. (20 Shrs)	CTIC	Equity
CTL	CENTURYLINK, INC.	CTL	Equity
CTRP	CTRIP.COM INTERNATIONAL LTD.	CTRP	Equity
CTRX	Catalyst Health Solutions, Inc.(merger)	CTRX	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH	Equity
CTXS	CITRIX SYSTEMS, INC.	CTXS	Equity
CVA	COVANTA HOLDING CORPORATION	CVA	Equity
CVC	CABLEVISION SYSTEMS INC (dist)	CVC	Equity
CVEO	CIVEO CORPORATION	CVEO	Equity
CVLT	Commvault Systems Inc	CVLT	Equity
CVRR	CVR REFINING, LP	CVRR	Equity
CVS	CVS CAREMARK CORPORATION	CVS	Equity
CVX	CHEVRON CORPORATION	CVX	Equity
CX	CEMEX, S.A.B. DE C.V.	CX	Equity
CXO	Concho Resources, Inc.	CXO	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	CXW	Equity
CY	CYPRESS SEMICONDUCTOR CORPORATION	CY	Equity
CYBX	CYBERONICS INC	CYBX	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	CYH	Equity
CYOU	CHANGYOU.COM LIMITED	CYOU	Equity
CYTK	CYTOKINETICS, INCORPORATED	CYTK	Equity
CYTR	CytRx Corp.	CYTR	Equity
CZR	Caesars Entertainment Corporation	CZR	Equity
D	DOMINION RESOURCES	D	Equity
DAL	DELTA AIR LINES INC.	DAL	Equity
DAN	Dana Holding Corporation	DAN	Equity
DANG	E-Commerce China Dangdang, Inc.	DANG	Equity
DATA	TABLEAU SOFTWARE INC.	DATA	Equity
DB	DEUTSCHE BANK AG	DB	Equity
DBA	POWERSHARES DB AGRICULTURE	DBA	ETF
DBD	DIEBOLD, INCORPORATED	DBD	Equity
DD	E. I. DU PONT DE NEMOURS AND COMPANY	DD	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
DDD	3D SYSTEMS CORPORATION	DDD	Equity
DDS	DILLARD'S INC	DDS	Equity
DE	DEERE & COMPANY	DE	Equity
DECK	DECKERS OUTDOOR CORPORATION	DECK	Equity
DEO	DIAGEO PLC	DEO	Equity
DF	DEAN FOODS CO.	DF	Equity
DFS	DISCOVER FINANCIAL SERVICES	DFS	Equity
DG	DOLLAR GENERAL CORPORATION	DG	Equity
DGX	QUEST DIAGNOSTICS INC	DGX	Equity
DHI	DR HORTON INC.	DHI	Equity
DHR	DANAHER CORPORATION	DHR	Equity
DHT	DHT Holdings, Inc.	DHT	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	DIA	ETF
DIS	THE WALT DISNEY COMPANY	DIS	Equity
DISH	DISH NETWORK CORPORATION	DISH	Equity
DKS	DICK'S SPORTING GOODS INC.	DKS	Equity
DLPH	DELPHI AUTOMOTIVE PLC	DLPH	Equity
DLR	Digital Realty Trust Inc	DLR	Equity
DLTR	DOLLAR TREE, INC.	DLTR	Equity
DMND	DIAMOND FOODS, INC.	DMND	Equity
DNKN	DUNKIN' BRANDS GROUP, INC.	DNKN	Equity
DNOW	NOW, INC.	DNOW	Equity
DNR	DENBURY RESOURCES INC.	DNR	Equity
DO	DIAMOND OFFSHORE DRILLING, INC	DO	Equity
DOW	THE DOW CHEMICAL COMPANY	DOW	Equity
DPS	Dr. Pepper Snapple Group, Inc.	DPS	Equity
DRC	Dresser-Rand Group Inc	DRC	Equity
DRI	DARDEN RESTAURANTS, INC.	DRI	Equity
DRQ	DRIL-QUIP INC	DRQ	Equity
DRYS	DRYSHIPS, INC.	DRYS	Equity
DSCO	DISCOVERY LABORATORIES INC.	DSCO	Equity
DSW	DSW INC	DSW	Equity
DSX	DIANA SHIPPING INC	DSX	Equity
DTV	DIRECTV	DTV	Equity
DUK	DUKE ENERGY CORPORATION	DUK	Equity
DUST	Direxion Daily Gold Miners Bear 3X Shares	DUST	ETF
DVA	DaVita HealthCare Partners Inc.	DVA	Equity
DVAX	DYNAVAX TECHNOLOGIES CORPORATION	DVAX	Equity
DVN	DEVON ENERGY CORPORATION	DVN	Equity
DVY	ISHARES DJ SELECT DIVIDEND	DVY	ETF
DWA	DREAMWORKS ANIMATION SKG, INC. CLASS A	DWA	Equity
DXD	ProShares UltraShort Dow30 (25 Shares)	DXD	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	DXJ	ETF
DXM	Dex Media Inc	DXM	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
DYN	Dynegy Inc (merger)	DYN	Equity
EA	ELECTRONIC ARTS INC.	EA	Equity
EBAY	EBAY INC.	EBAY	Equity
EBIX	Ebix, Inc.	EBIX	Equity
ECA	ENCANA CORPORATION	ECA	Equity
ECOM	CHANNELADVISOR CORPORATION	ECOM	Equity
ECYT	Endocyte Inc	ECYT	Equity
ED	CON EDISON	ED	Equity
EDC	Direxion Daily Emerging Markets Bull 3X Shares (20	EDC	ETF
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	EDU	Equity
EDZ	Direxion Daily Emerging Markets Bear 3X Share	EDZ	ETF
EEM	ISHARES MSCI EMERGING MARKETS INDEX	EEM	ETF
EEP	ENBRIDGE ENERGY PARTNERS , L.P.	EEP	Equity
EFA	ISHARES MSCI EAFE INDEX	EFA	ETF
EGN	Energen Corporation	EGN	Equity
EGO	ELDORADO GOLD CORPORATION	EGO	Equity
EJ	E-House (China) Holdings Ltd.	EJ	Equity
EL	THE EST	EL	Equity
ELNK	EARTHLINK HOLDINGS CORP.	ELNK	Equity
EMC	EMC CORPORATION	EMC	Equity
EMES	EMERGE ENERGY SERVICES LP	EMES	Equity
EMN	EASTMAN CHEMICAL COMPANY	EMN	Equity
EMR	EMERSON ELECTRIC COMPANY	EMR	Equity
ENDP	ENDO HEALTH SOLUTIONS INC.	ENDP	Equity
EOG	EOG RESOURCES, INC.	EOG	Equity
EOX	Emerald Oil, Inc.	EOX	Equity
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	EPD	Equity
EPI	WisdomTree India Earning Fund	EPI	ETF
EQC	EQUITY COMMONWEALTH	EQC	Equity
EQIX	EQUINIX, INC.	EQIX	Equity
EQR	EQUITY RESIDENTIAL	EQR	Equity
EQT	EQT Corporation	EQT	Equity
ERF	Enerplus Corporation	ERF	Equity
ERIC	Ericsson	ERIC	Equity
EROC	Eagle Rock Energy Partners, LP.	EROC	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	ERX	ETF
ERY	Direxionshares Daily Energy Bear 3X Shares	ERY	ETF
ESI	ITT EDUCATIONAL SERVICES, INC.	ESI	Equity
ESRX	EXPRESS SCRIPTS HOLDING COMPANY	ESRX	Equity
ESV	ENSCO PLC	ESV	Equity
ETE	Energy Transfer Equity, L.P.	ETE	Equity
ETFC	E*TRADE FINANCIAL CORPORATION	ETFC	Equity
ETN	EATON CORPORATION PLC	ETN	Equity
ETP	ENERGY TRANSFER PARTNERS, L.P.	ETP	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ETR	ENTERGY CORPORATION	ETR	Equity
EUO	PROSHARES ULTRASHORT EURO	EUO	ETF
EVEP	EV ENERGY PARTNERS LP	EVEP	Equity
EW	EDWARDS LIFESCIENCES CORP.	EW	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	EWA	ETF
EWC	iShares Canada Index ETF	EWC	ETF
EWG	iShares MSCI Germany Index Fund ETF	EWG	ETF
EWH	ISHARES MSCI HONG KONG INDEX	EWH	ETF
EWI	iShares MSCI Italy Index Fund	EWI	ETF
EWJ	ISHARES MSCI JAPAN INDEX	EWJ	ETF
EWT	ISHARES TAIWAN INDEX ETF	EWT	ETF
EWU	iShares MSCI United Kingdom Index ETF	EWU	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	EWW	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	EWY	ETF
EXAS	Exact Sciences Corp.	EXAS	Equity
EXC	EXELON CORPORATION	EXC	Equity
EXEL	EXELIXIS, INC.	EXEL	Equity
EXH	Exterran Holdings, Inc.	EXH	Equity
EXK	Endeavour Silver Corp.	EXK	Equity
EXP	EAGLE MATERIALS INC.	EXP	Equity
EXPD	EXPEDITORS INTERNATIONAL	EXPD	Equity
EXPE	EXPEDIA INC.	EXPE	Equity
EXPR	EXPRESS INC.	EXPR	Equity
EXXI	ENERGY XXI (BERMUDA) LIMITED	EXXI	Equity
EZCH	EZchip Semiconductor Ltd.	EZCH	Equity
F	FORD MOTOR COMPANY	F	Equity
FANG	DIAMONDBACK ENERGY, INC.	FANG	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	FAS	ETF
FAST	FASTENAL COMPANY	FAST	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	FAZ	ETF
FB	FACEBOOK, INC.	FB	Equity
FCEL	FUELCELL ENERGY, INC.	FCEL	Equity
FCS	FAIRCHILD SEMICONDUCTOR INTERNATIONAL INC.	FCS	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	FCX	Equity
FDO	FAMILY DOLLAR STORES	FDO	Equity
FDX	FEDEX CORPORATION	FDX	Equity
FE	FIRSTENERGY CORP.	FE	Equity
FENG	PHOENIX NEW MEDIA LIMITED	FENG	Equity
FEYE	FIREEYE, INC.	FEYE	Equity
FEZ	SPDR EURO STOXX 50 ETF	FEZ	ETF
FFIV	F5 NETWORKS, INC.	FFIV	Equity
FIG	Fortress Investment Group LLC	FIG	Equity
FINL	The Finish Line-Class A	FINL	Equity
FITB	FIFTH THIRD BANCORP	FITB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
FIVE	Five Below Inc	FIVE	Equity
FL	FOOT LOCKER, INC.	FL	Equity
FLEX	FLEXTRONICS LTD	FLEX	Equity
FLR	FLUOR CORPORATION	FLR	Equity
FLT	Fleetcor Technologies Inc.	FLT	Equity
FMC	FMC CORPORATION	FMC	Equity
FNSR	FINISAR CORPORATION	FNSR	Equity
FNV	Franco-Nevada Corporation	FNV	Equity
FOLD	Amicus Therapeutics, Inc.	FOLD	Equity
FOSL	FOSSIL, INC.	FOSL	Equity
FOXA	TWENTY-FIRST CENTURY FOX, INC.	FOXA	Equity
FRAN	Francesca's Holding Corp.	FRAN	Equity
FRO	FRONTLINE LIMITED	FRO	Equity
FSL	Freescale Semiconductor Ltd.	FSL	Equity
FSLR	FIRST SOLAR, INC.	FSLR	Equity
FTI	FMC TECHNOLOGIES, INC.	FTI	Equity
FTK	Flotek Industries Inc	FTK	Equity
FTNT	FORTINET INC.	FTNT	Equity
FTR	FRONTIER COMMUNICATIONS CORPORATION	FTR	Equity
FUEL	ROCKET FUEL INC.	FUEL	Equity
FWLT	Foster Wheeler AG	FWLT	Equity
FXA	CurrencyShares Australian Dollar Trust	FXA	ETF
FXB	CurrencyShares British Pound Sterling Trust	FXB	ETF
FXC	CurrencyShares Canadian Dollar Trust	FXC	ETF
FXE	CURRENCYSHARES EURO TRUST	FXE	ETF
FXEN	FX ENERGY INC	FXEN	Equity
FXI	ISHARES FTSE CHINA 25 INDEX FUND	FXI	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	FXY	ETF
G	GENPACT LIMITED	G	Equity
GALE	Galena Biopharma Inc.	GALE	Equity
GALT	GALECTIN THERAPEUTICS, INC.	GALT	Equity
GAME	Shanda Games Ltd.	GAME	Equity
GBX	THE GREENBRIER COMPANIES, INC.	GBX	Equity
GCI	GANNETT COMPANY, INC.	GCI	Equity
GD	GENERAL DYNAMICS CORPORATION	GD	Equity
GDP	GOODRICH PETROLEUM CORPORATION	GDP	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	GDX	ETF
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS ETF	GDXJ	ETF
GE	GENERAL ELECTRIC COMPANY	GE	Equity
GERN	GERON CORPORATION	GERN	Equity
GES	GUESS? INC.	GES	Equity
GFI	GOLD FIELDS LTD.	GFI	Equity
GG	GOLDCORP INC.	GG	Equity
GGB	GERDAU S.A. (ADR)	GGB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
GGP	GENERAL GROWTH PROPERTIES, INC (dist)	GGP	Equity
GILD	GILEAD SCIENCES INC.	GILD	Equity
GIMO	GIGAMON INC.	GIMO	Equity
GIS	GENERAL MILLS, INC.	GIS	Equity
GLD	SPDR GOLD TRUST	GLD	ETF
GLD	SPDR GOLD TRUST	GLD7	ETF
GLNG	Golar LNG ltd	GLNG	Equity
GLOG	GASLOG LTD.	GLOG	Equity
GLPI	Gaming and Leisure Properties Inc	GLPI	Equity
GLUU	Glu Mobile Inc	GLUU	Equity
GLW	CORNING INC.	GLW	Equity
GM	GENERAL MOTORS COMPANY	GM	Equity
GMCR	GREEN MOUNTAIN COFFEE ROASTERS, INC.	GMCR	Equity
GME	GAMESTOP CORPORATION	GME	Equity
GNC	GNC HOLDINGS INC.	GNC	Equity
GNRC	Generac Holdings Inc	GNRC	Equity
GNW	GENWORTH FINANCIAL INC.	GNW	Equity
GOGO	GOGO, INC.	GOGO	Equity
GOL	GOL LINHAS AEREAS INTELIGENTES SA (ADR)	GOL	Equity
GOLD	RANDGOLD RESOURCES LIMITED	GOLD	Equity
GOOG	GOOGLE INC.	GOOG	Equity
GOOG	GOOGLE INC.	GOLG1	Equity
GOOG	GOOGLE INC.	GOLG8	Equity
GOOGL	GOOGLE INC.	GOLG1	Equity
GOOGL	GOOGLE INC.	GOLG8	Equity
GOOGL	GOOGLE INC.	GOOGL	Equity
GPOR	Gulfport Energy Corporation	GPOR	Equity
GPRE	Green Plains Renewable Energy, Inc.	GPRE	Equity
GPRO	GOPRO, INC.	GPRO	Equity
GPS	GAP INC.	GPS	Equity
GRA	W.R. GRACE & CO.	GRA	Equity
GRMN	GARMIN LTD.	GRMN	Equity
GRPN	GROUPON, INC.	GRPN	Equity
GRUB	GRUBHUB INC.	GRUB	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	GS	Equity
GSAT	Globalstar, Inc	GSAT	Equity
GSK	GLAXOSMITHKLINE PLC	GSK	Equity
GST	GASTAR EXPLORATION INC.	GST	Equity
GSVC	GSV Capital Corp	GSVC	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	GT	Equity
GTLS	Chart Industries Inc	GTLS	Equity
GWPH	GW PHARMACEUTICALS PLC	GWPH	Equity
HA	Hawaiian Holdings, Inc.	HA	Equity
HAIN	THE HAIN CELESTIAL GROUP, INC.	HAIN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
HAL	HALLIBURTON COMPANY	HAL	Equity
HALO	Halozyme Therapeutics Inc.	HALO	Equity
HAR	HARMAN INTL. INDUSTRIES	HAR	Equity
HAS	HASBRO INC.	HAS	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	HBAN	Equity
HCA	HCA HOLDINGS, INC.	HCA	Equity
HCLP	Hi-Crush Partners LP	HCLP	Equity
HCN	Health Care REIT Inc.	HCN	Equity
HCP	HCP, Inc.	HCP	Equity
HD	THE HOME DEPOT, INC.	HD	Equity
HERO	Hercules Offshore, Inc.	HERO	Equity
HES	HESS CORPORATION	HES	Equity
HFC	HOLLYFRONTIER CORPORATION	HFC	Equity
HGG	HHGREGG INCCOM	HGG	Equity
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	HIG	Equity
HIL	Hill International, Inc.	HIL	Equity
HIMX	Himax Technologies, Inc.	HIMX	Equity
HK	HALCON RESOURCES CORPORATION	HK	Equity
HL	HECLA MINING COMPANY	HL	Equity
HLF	HERBALIFE LTD.	HLF	Equity
HLSS	Home Loan Servicing Solutions, Ltd.	HLSS	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	HLT	Equity
HMSY	HMS Holdings Corp.	HMSY	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	HMY	Equity
HNR	Harvest Natural Resources, Inc.	HNR	Equity
HNT	HEALTH NET, INC	HNT	Equity
HOG	HARLEY-DAVIDSON, INC.	HOG	Equity
HOLX	HOLOGIC, INC.	HOLX	Equity
HON	HONEYWELL INTERNATIONAL INC.	HON	Equity
HOT	STARWOOD HOTELS & RESORTS WORLDWIDE INC.	HOT	Equity
HOV	HOVNANIAN ENTERPRISES INC.	HOV	Equity
HP	HELMERICH & PAYNE INC	HP	Equity
HPQ	HEWLETT-PACKARD COMPANY	HPQ	Equity
HRB	H&R BLOCK, INC.	HRB	Equity
HSBC	HSBC HOLDINGS PLC	HSBC	Equity
HST	Host Hotels & Resorts	HST	Equity
HSY	HERSHEY CO THE	HSY	Equity
HTS	Hatteras Financial Corporation	HTS	Equity
HTZ	HERTZ GLOBAL HOLDINGS, INC.	HTZ	Equity
HUM	HUMANA INC.	HUM	Equity
HUN	HUNTSMAN CORPORATION	HUN	Equity
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	HYG	ETF
HZNP	Horizon Pharma, Inc.	HZNP	Equity
IACI	IAC INTERACTIVE CORP	IACI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
IAG	IAMGOLD CORPORATION	IAG	Equity
IAU	iShares Gold Trust	IAU	ETF
IBB	ISHARES NASDAQ BIOTECHNOLOGY	IBB	ETF
IBKR	Interactive Brokers Group Inc	IBKR	Equity
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	IBM	Equity
IBN	ICICI BANK LIMITED	IBN	Equity
ICE	Intercontinental Exchange Inc	ICE	Equity
ICPT	INTERCEPT PHARMACEUTICALS, INC.	ICPT	Equity
IDCC	INTERDIGITAL, INC.	IDCC	Equity
IDRA	IDERA PHARMACEUTICALS, INC.	IDRA	Equity
IDTI	INTEGRATED DEVICE TECH.	IDTI	Equity
IEF	iShares Barclays 7 -10 Year Treasury Bond Fund	IEF	Equity
IEP	ICAHN ENTERPRISES, L.P.	IEP	Equity
IGT	INTERNATIONAL GAME TECHNOLOGY	IGT	Equity
ILMN	ILLUMINA INC.	ILMN	Equity
IMAX	IMAX CORPORATION	IMAX	Equity
IMGN	IMMUNOGEN INC	IMGN	Equity
IMMR	IMMERSION CORP	IMMR	Equity
IMMU	IMMUNOMEDICS INC	IMMU	Equity
IMOS	ChipMOS Technologies Bermuda Ltd	IMOS	Equity
IMPV	IMPERVA INC.	IMPV	Equity
IMUC	ImmunoCellular Therapeutics Ltd.	IMUC	Equity
INCY	INCYTE GENOMICS INC	INCY	Equity
INFA	INFORMATICA CORPORATION	INFA	Equity
INFI	INFINITY PHARMACEUTICALS, INC.	INFI	Equity
INFN	Infinera Corporation	INFN	Equity
INFY	INFOSYS LTD.	INFY	Equity
INO	INOVIO PHARMACEUTICALS, INC.	INO	Equity
INSM	Insmed, Inc.	INSM	Equity
INSY	Insys Therapeutics Inc	INSY	Equity
INTC	INTEL CORPORATION	INTC	Equity
INTU	INTUIT CORP	INTU	Equity
INVN	InvenSense, Inc.	INVN	Equity
IOC	INTEROIL CORPORATION	IOC	Equity
IP	INTERNATIONAL PAPER COMPANY	IP	Equity
IPG	THE INTERPUBLIC GROUP OF COMPANIES, INC.	IPG	Equity
IPI	Intrepid Potash, Inc.	IPI	Equity
IPXL	Impax Laboratories, Inc.	IPXL	Equity
IR	INGERSOLL-RAND PLC	IR	Equity
IRBT	iRobot Corporation	IRBT	Equity
IRE	The Governor & Co of the Bank of Ireland	IRE	Equity
IRF	INTERNATIONAL RECTIFIER CORP.	IRF	Equity
IRM	IRON MOUNTAIN INC. (elec div)	IRM	Equity
IRWD	Ironwood Pharmaceuticals Inc	IRWD	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ISIS	ISIS PHARMACEUTICALS, INC.	ISIS	Equity
ISRG	INTUITIVE SURGICAL, INC.	ISRG	Equity
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	ITB	ETF
ITUB	ITAU UNIBANCO HOLDING S.A.	ITUB	Equity
ITW	ILLINOIS TOOL WORKS INC.	ITW	Equity
IVR	INVESCO MORTGAGE CAPITAL INCCOM	IVR	Equity
IVZ	Invesco Ltd	IVZ	Equity
IWC	iSHARES RUSSELL MICROCAP INDEX	IWC	ETF
IWM	ISHARES RUSSELL 2000 INDEX	IWM	ETF
IWO	ISHRS RUSSELL 2000 GROWTH INDX	IWO	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	IYR	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	IYT	ETF
JAH	JARDEN CORPORATION	JAH	Equity
JASO	JA Solar Holdings Co., Ltd.	JASO	Equity
JAZZ	Jazz Pharmaceuticals Plc	JAZZ	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	JBHT	Equity
JBL	JABIL CIRCUIT INC.	JBL	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	JBLU	Equity
JCI	JOHNSON CONTROLS INC.	JCI	Equity
JCP	J. C. PENNEY COMPANY, INC.	JCP	Equity
JD	JD.COM, INC.	JD	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	JDST	ETF
JDSU	JDS UNIPHASE CORPORATION	JDSU	Equity
JE	Just Energy Group Inc.	JE	Equity
JIVE	Jive Software Inc.	JIVE	Equity
JJG	iPath DJ-UBS Grains Subindex Total Return ETN	JJG	ETF
JKS	Jinkosolar Holding Company Limited	JKS	Equity
JMEI	JUMEI INTERNATIONAL HOLDING LIMITED	JMEI	Equity
JNJ	JOHNSON & JOHNSON	JNJ	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	JNK	ETF
JNPR	JUNIPER NETWORKS, INC.	JNPR	Equity
JNS	JANUS CAPITAL GROUP INC.	JNS	Equity
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	JNUG	ETF
JO	iPath Dow Jones-UBS Coffee Tot Ret Sub-IndexSM ETN	JO	ETF
JOE	ST. JOE CORPORATION	JOE	Equity
JOY	JOY GLOBAL, INC.	JOY	Equity
JPM	JPMORGAN CHASE & COMPANY	JPM	Equity
JRJC	CHINA FINANCE ONLINE CO., LTD.	JRJC	Equity
JWN	NORDSTROM INC.	JWN	Equity
K	KELLOGG COMPANY	K	Equity
KATE	Kate Spade & Company	KATE	Equity
KBE	SPDR S&P BANK ETF	KBE	ETF
KBH	KB HOME	KBH	Equity
KBR	KBR, Inc.	KBR	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
KCG	KNIGHT CAPITAL GROUP, INC.	KCG	Equity
KERX	KERYX BIOPHARMACEUTICALS INC.	KERX	Equity
KEY	KEYCORP	KEY	Equity
KGC	KINROSS GOLD CORPORATION	KGC	Equity
KIM	KIMCO REALTY CORP.	KIM	Equity
KING	KING DIGITAL ENTERTAINMENT PLC	KING	Equity
KKD	KRISPY KREME DOUGHNUTS, INC.	KKD	Equity
KKR	KKR & Co. LP	KKR	Equity
KLAC	KLA-TENCOR CORPORATION	KLAC	Equity
KMB	KIMBERLY-CLARK CORPORATION	KMB	Equity
KMI	KINDER MORGAN, INC.	KMI	Equity
KMX	CARMAX INC.	KMX	Equity
KN	KNOWLES CORPORATION	KN	Equity
KNDI	Kandi Technologies Corporation	KNDI	Equity
KO	THE COCA-COLA COMPANY	KO	Equity
KOG	KODIAK OIL & GAS CORPORATION	KOG	Equity
KORS	MICHAEL KORS HOLDINGS LIMITED	KORS	Equity
KR	THE KROGER COMPANY	KR	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	KRE	ETF
KRFT	KRAFT FOODS GROUP INC.	KRFT	Equity
KS	KapStone Paper & Packaging Corporation	KS	Equity
KSS	KOHL'S CORPORATION	KSS	Equity
KSU	KANSAS CITY SOUTHERN	KSU	Equity
KWK	QUICKSILVER RESOURCES INC.	KWK	Equity
LAMR	LAMAR ADVERTISING COMPANY	LAMR	Equity
LB	L BRANDS, INC.	LB	Equity
LBTYA	LIBERTY GLOBAL INC	LBTYA	Equity
LCI	LANNETT COMPANY, INC.	LCI	Equity
LDOS	LUMOS NETWORKS CORPORATION	LDOS	Equity
LE	LANDS' END, INC.	LE	Equity
LEA	Lear Corporation	LEA	Equity
LEN	LENNAR CORPORATION	LEN	Equity
LF	LEAPFROG ENTERPRISES INC.	LF	Equity
LGF	LIONS GATE ENTERTAINMENT CORPORATION	LGF	Equity
LINE	LINN ENERGY, LLC	LINE	Equity
LL	Lumber Liquidators Holdings Inc	LL	Equity
LLL	L-3 COMMUNICATIONS (dist)	LLL	Equity
LLTC	LINEAR TECHNOLOGY CORPORATION	LLTC	Equity
LLY	ELI LILLY AND COMPANY	LLY	Equity
LM	LEGG MASON INC.	LM	Equity
LMOS	LUMOS NETWORKS CORPORATION	LMOS	Equity
LMT	LOCKHEED MARTIN CORPORATION	LMT	Equity
LNC	LINCOLN NATIONAL CORPORATION	LNC	Equity
LNCO	Linn Co. LLC	LNCO	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
LNG	CHENIERE ENERGY, INC.	LNG	Equity
LNKD	LINKEDIN CORPORATION	LNKD	Equity
LO	LORILLARD, INC.	LO	Equity
LOCK	LIFELOCK, INC.	LOCK	Equity
LOCO	EL POLLO LOCO HOLDINGS, INC.	LOCO	Equity
LOW	LOWE'S COMPANIES INC.	LOW	Equity
LPI	Laredo Petroleum Holdings, Inc.	LPI	Equity
LPX	LOUISIANA-PACIFIC CORPORATION	LPX	Equity
LQDT	LIQUIDITY SERVICES, INC.	LQDT	Equity
LRCX	LAM RESEARCH CORPORATION	LRCX	Equity
LUK	LEUCADIA NATIONAL CORP	LUK	Equity
LULU	LULULEMON ATHLETICA INC.	LULU	Equity
LUV	SOUTHWEST AIRLINES COMPANY	LUV	Equity
LVLT	LEVEL3 COMMUNICATIONS (Reverse Split)	LVLT	Equity
LVS	LAS VEGAS SANDS CORPORATION	LVS	Equity
LXK	LEXMARK INTERNATIONAL INC.	LXK	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	LYB	Equity
LYG	Lloyds Banking Group Plc ADR	LYG	Equity
LYV	Live Nation Entertainment Inc	LYV	Equity
M	MACY'S, INC.	M	Equity
MA	MASTERCARD INCORPORATED	MA	Equity
MACK	Merrimack Pharmaceuticals Inc	MACK	Equity
MAN	MANPOWERGROUP INC.	MAN	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	MAR	Equity
MAS	MASCO CORP.	MAS	Equity
MAT	MATTEL, INC.	MAT	Equity
MBI	MBIA INC.	MBI	Equity
MBLY	MOBILEYE NV	MBLY	Equity
MCD	MCDONALD'S CORPORATION	MCD	Equity
MCF	Contango Oil & Gas Co	MCF	Equity
MCHP	MICROCHIP TECHNOLOGY INC	MCHP	Equity
MCK	MCKESSON CORPORATION	MCK	Equity
MCO	MOODY'S CORPORATION	MCO	Equity
MCP	MOLYCORP, INC.	MCP	Equity
MD	Mednax Inc	MD	Equity
MDC	M.D.C. HOLDINGS INC.	MDC	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	MDLZ	Equity
MDR	MCDERMOTT INTRNATIONAL INC	MDR	Equity
MDRX	Allscripts Healthcare Solutions, Inc.	MDRX	Equity
MDSO	MEDIDATA SOLUTIONS, INC.	MDSO	Equity
MDT	MEDTRONIC, INC.	MDT	Equity
MDVN	MEDIVATION, INC.	MDVN	Equity
MDY	SPDR S&P MIDCAP 400	MDY	ETF
MEET	MEETME, INC.	MEET	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
MEI	METHODE ELECTRONICS, INC.	MEI	Equity
MELI	Mercadolibre Inc	MELI	Equity
MEMP	Memorial Production Partners LP	MEMP	Equity
MET	METLIFE, INC.	MET	Equity
MGAM	Multimedia Games Holding Company, Inc.	MGAM	Equity
MGM	MGM RESORTS INTERNATIONAL	MGM	Equity
MHFI	MCGRAW HILL FINANCIAL, INC.	MHFI	Equity
MHK	MOHAWK INDUSTRIES, INC.	MHK	Equity
MHR	Magnum Hunter Resources Corporation	MHR	Equity
MIC	Macquarie Infrastructure Company Trust	MIC	Equity
MIFI	NOVATEL WIRELESS INC.	MIFI	Equity
MILL	Miller Energy Resources, Inc.	MILL	Equity
MJN	MEAD JOHNSON NUTRITION COMPANY	MJN	Equity
MKTO	MARKETO, INC.	MKTO	Equity
MLM	MARTIN MARIETTA MATERIALS INC	MLM	Equity
MLNX	MELLANOX TECHNOLOGIES, LTD.	MLNX	Equity
MM	Millennial Media Inc	MM	Equity
MMM	3M COMPANY	MMM	Equity
MMP	MAGELLAN MIDSTREAM PARTNERS L.P	MMP	Equity
MNDL	MANDALAY DIGITAL GROUP, INC.	MNDL	Equity
MNK	MALLINCKRODT PLC	MNK	Equity
MNKD	MANNKIND CORPORATION	MNKD	Equity
MNST	MONSTER BEVERAGE CORPORATION	MNST	Equity
MNTA	MOMEMTA PHARMACEUTICALS, INC	MNTA	Equity
MO	ALTRIA GROUP INC.	MO	Equity
MOBI	Sky Mobi Limited	MOBI	Equity
MON	MONSANTO COMPANY	MON	Equity
MOS	THE MOSAIC COMPANY	MOS	Equity
MPC	MARATHON PETROLEUM CORPORATION	MPC	Equity
MPEL	MELCO CROWN ENTERTAINMENT LIMITED	MPEL	Equity
MRK	MERCK & COMPANY INC.	MRK	Equity
MRO	MARATHON OIL CORPORATION	MRO	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	MRVL	Equity
MS	MORGAN STANLEY	MS	Equity
MSB	Mesabi Trust	MSB	Equity
MSFT	MICROSOFT CORPORATION	MSFT	Equity
MSI	MOTOROLA INC (reverse split)	MSI	Equity
MT	ARCELORMITTAL	MT	Equity
MTDR	Matador Resources Company	MTDR	Equity
MTG	MGIC INVESTMENT CORPORATION	MTG	Equity
MTH	MERITAGE HOMES CORPORATION	MTH	Equity
MTL	MECHEL OAO	MTL	Equity
MTOR	Meritor, Inc.	MTOR	Equity
MTW	THE MANITOWOC COMPANY, INC.	MTW	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
MU	MICRON TECHNOLOGY INC.	MU	Equity
MUB	iShares S&P National AMT Free Municipal Bond Fund	MUB	ETF
MUR	MURPHY OIL CORPORATION	MUR	Equity
MW	MEN'S WEARHOUSE, INC. (THE)	MW	Equity
MWE	Markwest Energy Partners, LP	MWE	Equity
MWV	MeadWestvaco Corporation (dist)	MWV	Equity
MWW	MONSTER WORLDWIDE INC	MWW	Equity
MXIM	MAXIM INTEGRATED PROD. IN	MXIM	Equity
MYCC	CLUBCORP HOLDINGS, INC.	MYCC	Equity
MYGN	MYRIAD GENETICS INC	MYGN	Equity
MYL	MYLAN, INC.	MYL	Equity
N	NETSUITE INC.	N	Equity
NADL	NORTH ATLANTIC DRILLING LIMITED	NADL	Equity
NAT	Nordic American Tankers Ltd	NAT	Equity
NAV	NAVISTAR INTERNATIONAL CORPORATION	NAV	Equity
NAVI	NAVIENT CORPORATION	NAVI	Equity
NBG	National Bank of Greece S.A. (20 shares)	NBG	Equity
NBIX	NEUROCRINE BIOSCIENCES	NBIX	Equity
NBL	NOBLE ENERGY INC	NBL	Equity
NBR	NABORS INDUSTRIES LTD.	NBR	Equity
NCR	NCR CORP	NCR	Equity
NCT	NEWCASTLE INVESTMENT CORPORATION	NCT	Equity
NDAQ	Nasdaq OMX Group	NDAQ	Equity
NDLS	NOODLES & COMPANY	NDLS	Equity
NE	NOBLE CORPORATION PLC	NE	Equity
NEE	NextEra Energy, Inc.	NEE	Equity
NEM	NEWMONT MINING CORPORATION	NEM	Equity
NEON	NEONODE, INC.	NEON	Equity
NEPT	Neptune Technologies & Bioressources Inc	NEPT	Equity
NES	NUVERRA ENVIRONMENTAL SOLUTIONS, INC.	NES	Equity
NFLX	NETFLIX, INC.	NFLX	Equity
NFX	NEWFIELD EXPLORATION COMPANY	NFX	Equity
NG	NOVAGOLD RESOURCES INC (dist)	NG	Equity
NGD	NEW GOLD, INC.	NGD	Equity
NI	NISOURCE, INC	NI	Equity
NKE	NIKE INC.	NKE	Equity
NKTR	NEKTAR THERAPEUTICS	NKTR	Equity
NLNK	NewLink Genetics Corp.	NLNK	Equity
NLS	Nautilus Inc.	NLS	Equity
NLY	ANNALY CAPITAL MANAGEMENT, INC.	NLY	Equity
NM	Navios Maritime Holdings, Inc.	NM	Equity
NMBL	NIMBLE STORAGE, INC	NMBL	Equity
NOAH	Noah Holdings, Ltd.	NOAH	Equity
NOC	NORTHROP GRUMMAN CORP	NOC	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
NOG	Northern Oil and Gas Inc	NOG	Equity
NOK	NOKIA CORPORATION	NOK	Equity
NOR	Noranda Aluminum Holding	NOR	Equity
NOV	NATIONAL OILWELL VARCO, INC.	NOV	Equity
NOW	ServiceNow Inc.	NOW	Equity
NPSP	NPS PHARMACEUTICALS, INC.	NPSP	Equity
NQ	NQ Mobile Inc.	NQ	Equity
NRF	Northstar Realty Finance Corp.	NRF	Equity
NRG	NRG ENERGY, INC.	NRG	Equity
NRZ	NEW RESIDENTIAL INVESTMENT CORP.	NRZ	Equity
NS	NuStar Energy LP	NS	Equity
NSAM	NORTHSTAR ASSET MANAGEMENT GROUP INC.	NSAM	Equity
NSC	NORFOLK SOUTHERN CORPORATION	NSC	Equity
NSM	NATIONSTAR MORTGAGE HOLDINGS INC.	NSM	Equity
NSR	NEUSTAR INC - CLASS	NSR	Equity
NTAP	NETAPP, INC.	NTAP	Equity
NTES	NETEASE, INC.	NTES	Equity
NTI	NORTHERN TIER ENERGY INC.	NTI	Equity
NTRI	NUTRISYSTEM , inc	NTRI	Equity
NUAN	NUANCE COMMUNICATIONS, INC.	NUAN	Equity
NUE	NUCOR CORPORATION	NUE	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHRS	NUGT	ETF
NUS	NU SKIN ENTERPRISES INC.	NUS	Equity
NVAX	NOVAVAX, INC	NVAX	Equity
NVDA	NVIDIA CORPORATION	NVDA	Equity
NVO	Novo Nordisk	NVO	Equity
NVS	ALCON INC (Merger)	NVS	Equity
NWBO	NORTHWEST BIOTHERAPEUTICS, INC.	NWBO	Equity
NWPX	Northwest Pipe Company	NWPX	Equity
NWSA	NEWS CORPORATION	NWSA	Equity
NXPI	NXP Semiconductors NV	NXPI	Equity
NYCB	NEW YORK COMM. BANCORP	NYCB	Equity
NYNY	EMPIRE RESORTS INC.	NYNY	Equity
O	Realty Income Corporation	O	Equity
OAS	Oasis Petroleum Inc.	OAS	Equity
OC	OWENS CORNING INC.	OC	Equity
OCN	OCWEN FINANCIAL CORPORATION	OCN	Equity
OCR	OMNICARE INC	OCR	Equity
ODP	OFFICE DEPOT, INC.	ODP	Equity
OFIX	ORTHOFIX INTERNATIONAL N.V.	OFIX	Equity
OI	OWENS-ILLINOIS INC.	OI	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	OIH	ETF
OII	OCEANEERING INTERNATIONAL, INC	OII	Equity
OIS	Oil States International, Inc.	OIS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
OKE	ONEOK, INC.	OKE	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	OLED	Equity
OLN	OLIN CORP.	OLN	Equity
OMER	Omeros Corporation	OMER	Equity
ONNN	ON SEMICONDUCTOR CORP	ONNN	Equity
ONTY	ONCOTHYREON INC	ONTY	Equity
ONVO	ORGANOVO HOLDINGS, INC.	ONVO	Equity
OPK	OPKO HEALTH, INC.	OPK	Equity
ORCL	ORACLE CORPORATION	ORCL	Equity
OREX	Orexigen Therapeutics Inc	OREX	Equity
ORIG	Ocean Rig UDW Inc.	ORIG	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	ORLY	Equity
OSIR	Osiris Therapeutics, Inc.	OSIR	Equity
OSTK	Overstock.com, Inc.	OSTK	Equity
OTEX	OPEN TEXT CORPORATION	OTEX	Equity
OUBS	UBS AG	OUBS	Equity
OUT	OUTFRONT MEDIA INC.	OUT	Equity
OUTR	OUTERWALL, INC.	OUTR	Equity
OVTI	OMNIVISION TECHNOLOGIES, INC.	OVTI	Equity
OWW	ORBITZ WORLDWDE, INC.	OWW	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	OXY	Equity
OZM	Och-Ziff Capital Management Group	OZM	Equity
P	PANDORA MEDIA, INC.	P	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	PAA	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	PAAS	Equity
PANW	Palo Alto Networks Inc	PANW	Equity
PAY	VERIFONE SYSTEMS, INC.	PAY	Equity
PAYX	PAYCHEX, INC	PAYX	Equity
PBF	PBF ENERGYINC.	PBF	Equity
PBI	PITNEY BOWES INC.	PBI	Equity
PBPB	POTBELLY CORPORATION	PBPB	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	PBR	Equity
PBY	Pep Boys	PBY	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	PBYI	Equity
PCAR	PACCAR INC.	PCAR	Equity
PCG	PG & E CORP	PCG	Equity
PCL	PLUM CREEK TIMBER CO	PCL	Equity
PCLN	PRICELINE.COM INCORPORATED	PCLN	Equity
PCRX	Pacira Pharmaceuticals, Inc./DE	PCRX	Equity
PCYC	Pharmacyclics, Inc.	PCYC	Equity
PDLI	PDL BioPharma	PDLI	Equity
PEG	PUBLIC SERVICE ENT GROUP INC	PEG	Equity
PEIX	PACIFIC ETHANOL, INC.	PEIX	Equity
PENN	PENN NATIONAL GAMING INC	PENN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
PEP	PEPSICO, INC.	PEP	Equity
PETM	PETSMART, Inc.	PETM	Equity
PFE	PFIZER INC.	PFE	Equity
PG	PROCTER & GAMBLE COMPANY	PG	Equity
PGH	Pengrowth Energy Corporation	PGH	Equity
PGN	PARAGON OFFSHORE PLC	PGN	Equity
PGNX	PROGENICS PHARMACEUTICALS	PGNX	Equity
PH	PARKER-HANNIFIN CORP	PH	Equity
PHH	PH CORPORATION	PHH	Equity
PHM	PULTEGROUP, INC.	PHM	Equity
PII	POLARIS INDUSTRIES, INC.	PII	Equity
PIR	PIER 1 IMPORTS, INC.	PIR	Equity
PKG	PACKAGING CORP OF AMERICA	PKG	Equity
PLCE	CHILDREN'S PLACE RETAIL	PLCE	Equity
PLCM	POLYCOM, INC	PLCM	Equity
PLD	PROLOGIS INC.	PLD	Equity
PLUG	PLUG POWER INC	PLUG	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	PM	Equity
PMCS	PMC-SIERRA INC.	PMCS	Equity
PMT	Pennymac Mortgage Investment Trust	PMT	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	PNC	Equity
PNK	PINNACLE ENTERTAINMENT INC	PNK	Equity
PNRA	PANERA BREAD COMPANY	PNRA	Equity
POST	Post Holdings, Inc.	POST	Equity
POT	POTASH CORPORATION OF SASKATCHEWAN, INC.	POT	Equity
POWR	PowerSecure International Inc.	POWR	Equity
POZN	POZEN INC.	POZN	Equity
PPC	PILGRIMS PRIDE CORP	PPC	Equity
PPG	PPG INDUSTRIES INC.	PPG	Equity
PPHM	PEREGRINE PHARMACEUTICALS, INC.	PPHM	Equity
PPL	PPL CORPORATION	PPL	Equity
PRAN	PRANABIOTECHNOLOGY LIMITED	PRAN	Equity
PRGO	PERRIGO COMPANY	PRGO	Equity
PRKR	PARKERVISION INC.	PRKR	Equity
PRLB	Proto Labs Inc	PRLB	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	PRU	Equity
PSDV	pSivida Corporation	PSDV	Equity
PSEC	Prospect Captial Corporation	PSEC	Equity
PSMI	PEREGRINE SEMICONDUCTOR CORPORATION	PSMI	Equity
PSTI	Pluristem Therapeutics Inc	PSTI	Equity
PSX	PHILLIPS 66	PSX	Equity
PTEN	PATTERSON-UTI ENERGY INC.	PTEN	Equity
PVA	Penn Virginia Corporation	PVA	Equity
PVG	Pretium Resources, Inc.	PVG	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
PVH	PVH Corp.	PVH	Equity
PWE	Penn West Petroleum Ltd.	PWE	Equity
PWR	QUANTA SERVICES, INC.	PWR	Equity
PWRD	Perfect World Co. Ltd	PWRD	Equity
PX	PRAXAIR, INC	PX	Equity
PXD	PIONEER NATURAL RESOURCES COMPANY	PXD	Equity
PXLW	PIXELWORKS, INC.	PXLW	Equity
QCOM	QUALCOMM INCORPORATED	QCOM	Equity
QEP	QEP Resources Inc.	QEP	Equity
QID	PROSHARES ULTRASHORT QQQ	QID	ETF
QIHU	QIHOO 360 TECHNOLOGY COMPANY LTD	QIHU	Equity
QIWI	QIWI PLC	QIWI	Equity
QLD	PROSHARES ULTRA QQQ	QLD	ETF
QLIK	QLIK TECHNOLOGIES, INC.	QLIK	Equity
QQQ	POWERSHARES QQQ	QQQ	ETF
QSII	QUALITY SYSTEMS, INC	QSII	Equity
QTWW	Quantum Fuel Systems Technologies Worldwide Inc.	QTWW	Equity
QUIK	QuickLogic Corporation	QUIK	Equity
QUNR	QUNAR CAYMAN ISLANDS LIMITED	QUNR	Equity
QVCA	LIBERTY INTERACTIVE CORPORATION	QVCA	Equity
RAD	RITE AID CORPORATION	RAD	Equity
RAI	REYNOLDS AMERICAN INC.	RAI	Equity
RAX	RACKSPACE HOSTING, INC.	RAX	Equity
RBS	Royal Bank of Scotland Group PLC	RBS	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	RCL	Equity
RCPI	Rock Creek Pharmaceuticals, Inc.	RCPI	Equity
RCPT	RECEPTOS, INC.	RCPT	Equity
RDC	Rowan Companies plc	RDC	Equity
RDN	RADIAN GROUP INC.	RDN	Equity
RDSA	ROYAL DUTCH SHELL PLC	RDSA	Equity
REGN	REGENERON PHARMACEUTICALS	REGN	Equity
REN	RESOLUTE ENERGY CORPORATION	REN	Equity
RENN	Renren, Inc.	RENN	Equity
RF	REGIONS FINANCIAL CORPORATION	RF	Equity
RFMD	RF MICRO DEVICES	RFMD	Equity
RGEN	Repligen Corporation	RGEN	Equity
RGLD	ROYAL GOLD, INC.	RGLD	Equity
RGR	STURM, RUGER & COMPANY INC.	RGR	Equity
RGSE	REAL GOODS SOLAR, INC.	RGSE	Equity
RH	RESTORATION HARDWARE HOLDINGS, INC	RH	Equity
RHP	Ryman Hospitality Properties, Inc.(Stk Div)	RHP	Equity
RHT	RED HAT, INC.	RHT	Equity
RICE	RICE ENERGY INC.	RICE	Equity
RIG	TRANSOCEAN LTD.	RIG	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
RIO	RIO TINTO PLC	RIO	Equity
RKT	ROCK TENN COMPANY	RKT	Equity
RKUS	RUCKUS WIRELESS, INC.	RKUS	Equity
RL	RALPH LAUREN CORPORATION	RL	Equity
RLGY	Realogy Holdings Corp.	RLGY	Equity
RMBS	RAMBUS INC	RMBS	Equity
RMD	RESMED, INC.	RMD	Equity
RMTI	Rockwell Medical, Inc.	RMTI	Equity
RNF	RENTECH NITROGEN PARTNERS	RNF	Equity
ROC	Rockwood Holdings Inc	ROC	Equity
ROSE	Rosetta Resources Inc.	ROSE	Equity
ROST	ROSS STORES INC.	ROST	Equity
ROVI	ROVI CORPORATION	ROVI	Equity
RPRX	REPROS THERAPEUTICS INC.	RPRX	Equity
RPTP	Raptor Pharmaceuticals Corporation	RPTP	Equity
RRC	RANGE RESOURCES CORPORATION	RRC	Equity
RRD	R.R. DONNELLEY & SONS COMPANY	RRD	Equity
RSG	REPUBLIC SERVICES	RSG	Equity
RSH	RADIOSHACK CORPORATION	RSH	Equity
RTN	RAYTHEON COMPANY	RTN	Equity
RUSL	Direxion Daily Russia Bull 3x Shares	RUSL	ETF
RVBD	RIVERBED TECHNOLOGY, INC.	RVBD	Equity
RY	ROYAL BANK OF CANADA	RY	Equity
RYAM	RAYONIER ADVANCED MATERIALS INC.	RYAM	Equity
RYL	THE RYLAND GROUP, INC	RYL	Equity
S	SPRINT CORPORATION	S	Equity
SA	SEABRIDGE GOLD INC	SA	Equity
SAFM	SANDERSON FARMS IN	SAFM	Equity
SALE	RETAILMENOT, INC.	SALE	Equity
SAM	Boston Beer Company, Inc.	SAM	Equity
SAND	Sandstorm Gold Ltd.	SAND	Equity
SANW	S&W SEED COMPANY	SANW	Equity
SAP	SAP AG	SAP	Equity
SAVE	SPIRIT AIRLINES, INC.	SAVE	Equity
SBAC	SBA COMMUNICATION CORP	SBAC	Equity
SBGI	SINCLAIR BROADCASTING GRP	SBGI	Equity
SBGL	SIBANYE GOLD LIMITED	SBGL	Equity
SBUX	STARBUCKS CORPORATION	SBUX	Equity
SC	SANTANDER CONSUMER USA HOLDINGS INC.	SC	Equity
SCCO	SOUTHERN COPPER CORPORATION	SCCO	Equity
SCHW	THE CHARLES SCHWAB CORPORATION	SCHW	Equity
SCO	ProShare UltraShort DJ UBS Crude Oil	SCO	ETF
SCOK	SinoCoking Coal and Coke Chemical Industries, Inc.	SCOK	Equity
SCSS	Select Comfort Corporation	SCSS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SCTY	SOLARCITY CORP	SCTY	Equity
SD	SANDRIDGE ENERGY, INC.	SD	Equity
SDRL	SEADRILL LIMITED	SDRL	Equity
SDS	PROSHARES ULTRASHORT S&P500	SDS	ETF
SE	SPECTRA ENERGY CORPORATION	SE	Equity
SEAS	SEAWORLD ENTERTAINMENT, INC.	SEAS	Equity
SEE	SEALED AIR CORP	SEE	Equity
SFLY	Shutterfly Inc	SFLY	Equity
SFM	SPROUTS FARMERS MARKET, INC.	SFM	Equity
SFUN	SOUFUN HOLDINGS LTD.	SFUN	Equity
SFY	SWIFT ENERGY CO.	SFY	Equity
SGEN	Seattle Genetics, Inc.	SGEN	Equity
SGMO	Sangamo BioSciences, Inc.	SGMO	Equity
SGMS	SCIENTIFIC GAMES CORPORATION	SGMS	Equity
SGY	STONE ENERGY CORP.	SGY	Equity
SGYP	SYNERGY PHARMACEUTICALS, INC.	SGYP	Equity
SH	ProShares Short S&P 500	SH	ETF
SHLD	SEARS HOLDINGS CORPORATION	SHLD	Equity
SHPG	Shire PLC ADS	SHPG	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	SHW	Equity
SIAL	SIGMA ALDRICH CORPORATION	SIAL	Equity
SID	COMPANHIA SIDERURGICAL NACIONAL ADR	SID	Equity
SIMG	SILICON IMAGE INC	SIMG	Equity
SIMO	Silicon Motion Technology Corp.	SIMO	Equity
SINA	SINA CORPORATION	SINA	Equity
SIRI	SIRIUS XM RADIO INC.	SIRI	Equity
SIX	Six Flags Entertainment Corporation	SIX	Equity
SJM	J M SMUCKER COMPANY (THE)	SJM	Equity
SKUL	SKULLCANDY, INC.	SKUL	Equity
SKX	SKETCHERS USA INCORPORATED	SKX	Equity
SLB	SCHLUMBERGER LIMITED	SLB	Equity
SLCA	US Silica Holdings Inc.	SLCA	Equity
SLM	SLM CORP	SLM	Equity
SLV	ISHARES SILVER TRUST	SLV	ETF
SLW	SILVER WHEATON CORPORATION	SLW	Equity
SLXP	SALIX PHARMACEUTICALS LTD	SLXP	Equity
SM	SM Energy Company	SM	Equity
SMA	SYMMETRY MEDICAL, INC	SMA	Equity
SMFG	SUMITOMO MITSUI FINANCIAL GROUP, INC.	SMFG	Equity
SMH	MARKET VECTORS SEMICONDUCTOR ETF	SMH	ETF
SN	Sanchez Energy Corp.	SN	Equity
SNDK	SANDISK CORPORATION	SNDK	Equity
SNE	SONY CORPORATION	SNE	Equity
SNI	Scripps Networks Interactive	SNI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SNMX	SENOMYX INC.	SNMX	Equity
SNSS	Sunesis Pharmaceuticals Inc.	SNSS	Equity
SNTA	Synta Pharmaceuticals Corporation	SNTA	Equity
SNV	SYNOVUS FINANCIAL CORPORATION	SNV	Equity
SNY	Sanofi	SNY	Equity
SO	SOUTHERN COMPANY	SO	Equity
SOCL	GLOBAL X SOCIAL MEDIA INDEX ETF	SOCL	ETF
SODA	SODASTREAM INTERNATIONAL LTD.	SODA	Equity
SOHU	SOHU.COM INC.	SOHU	Equity
SOL	ReneSola Ltd (ADS)	SOL	Equity
SONS	SONUS NETWORKS INC.	SONS	Equity
SPF	STANDARD PACIFIC CORP	SPF	Equity
SPG	SIMON PROPERTY GROUP INC.	SPG	Equity
SPLK	SPLUNK, INC.	SPLK	Equity
SPLS	STAPLES, INC.	SPLS	Equity
SPN	SUPERIOR ENERGY SERVICES, INC	SPN	Equity
SPPI	SPECTRUM PHARMACEUTICALS, INC.	SPPI	Equity
SPR	Spirit Aerosystems Holdings Inc	SPR	Equity
SPWR	SUNPOWER CORPORATION	SPWR	Equity
SPXL	Direxion Daily S&P 500 Bull 3X Shares	SPXL	ETF
SPXS	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	SPXS	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	SPXU	ETF
SPY	SPDR S&P 500 TRUST	SPY	ETF
SPY	SPDR S&P 500 TRUST	SPY7	ETF
SQNM	SEQUENOM INC.	SQNM	Equity
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	SQQQ	ETF
SRPT	SAREPTA THERAPEUTICS, INC.	SRPT	Equity
SSO	PROSHARES ULTRA S&P500	SSO	ETF
SSRI	SILVER STANDARD RESOURCES INC.	SSRI	Equity
SSYS	STRATASYS INC.	SSYS	Equity
STAA	STAAR SURGICAL COMPANY	STAA	Equity
STAR	ISTAR FINANCIAL INC.	STAR	Equity
STI	SUNTRUST BANKS, INC.	STI	Equity
STJ	ST. JUDE MEDICAL INC.	STJ	Equity
STLD	STEEL DYNAMICS INC	STLD	Equity
STRZA	STARZ	STRZA	Equity
STT	STATE STREET CORPORATION	STT	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	STX	Equity
STZ	CONSTELLATION BRANDS INC.	STZ	Equity
SU	SUNCOR ENERGY INC.	SU	Equity
SUNE	SUNEDISON, INC.	SUNE	Equity
SUPN	SUPERNUS PHARMACEUTICALS, INC.	SUPN	Equity
SVM	Silvercorp Metals Inc.	SVM	Equity
SVU	SUPERVALU INC.	SVU	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SVXY	ProShares Short VIX Short-Term Futures	SVXY	ETF
SWC	STILLWATER MINING COMPANY	SWC	Equity
SWFT	Swift Transporation Company	SWFT	Equity
SWHC	SMITH & WESSON HOLDING CORPORATION	SWHC	Equity
SWI	Solarwinds, Inc.	SWI	Equity
SWIR	SIERRA WIRELESS, INC	SWIR	Equity
SWK	Stanley Black & Decker	SWK	Equity
SWKS	SKYWORKS SOLUTIONS INC.	SWKS	Equity
SWN	SOUTHWESTERN ENERGY COMPANY	SWN	Equity
SWY	SAFEWAY INC.	SWY	Equity
SYK	STRYKER CORP	SYK	Equity
SYMC	SYMANTEC CORPORATION	SYMC	Equity
SYNA	SYNAPTICS, INC.	SYNA	Equity
SYY	SYSCO CORPORATION	SYY	Equity
SZYM	Solazyme, Inc.	SZYM	Equity
T	AT&T, INC.	T	Equity
TA	TravelCenters of America LLC	TA	Equity
TAL	TAL International Group Inc	TAL	Equity
TAN	Guggenheim Solar ETF	TAN	ETF
TAP	Molson Coors Brewing Co.	TAP	Equity
TASR	TASER INTERNATIONAL INC	TASR	Equity
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	TBT	ETF
TC	THOMPSON CREEK METALS COMPANY INC.	TC	Equity
TCK	TECK RESOURCES LIMITED	TCK	Equity
TCS	THE CONTAINER STORE GROUP, INC.	TCS	Equity
TD	TORONTO DOMINION BANK	TD	Equity
TDC	Teradata Corp.	TDC	Equity
TEF	TELEFONICA S.A. ADR	TEF	Equity
TENX	TENAX THERAPEUTICS, INC.	TENX	Equity
TER	TERADYNE,INC	TER	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	TEVA	Equity
TEX	TEREX CORPORATION	TEX	Equity
TFM	Fresh Market, Inc.	TFM	Equity
TGT	TARGET CORPORATION	TGT	Equity
TGTX	TG THERAPEUTICS, INC.	TGTX	Equity
THC	TENET HEALTHCARE CORP (25 shrs)	THC	Equity
THI	TIM HORTONS INC.	THI	Equity
THLD	Threshold Pharmaceuticals Inc.	THLD	Equity
THOR	THORATEC LABS CORPORATION	THOR	Equity
THRM	Gentherm Inc	THRM	Equity
THRX	THERAVANCE, Inc	THRX	Equity
TIF	TIFFANY & COMPANY	TIF	Equity
TIME	TIME INC.	TIME	Equity
TIP	iShares Barclays TIPS Bond Fund	TIP	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
TITN	Titan Machinery, Inc.	TITN	Equity
TIVO	TIVO INC.	TIVO	Equity
TJX	THE TJX COMPANIES, INC.	TJX	Equity
TK	Teekay Corp	TK	Equity
TKMR	TEKMIRA PHARMACEUTICALS CORP	TKMR	Equity
TKR	TIMKEN COMPANY	TKR	Equity
TLM	TALISMAN ENERGY INC.	TLM	Equity
TLT	ISHARES BARCLAYS 20+ YEAR TREAS BOND	TLT	ETF
TM	TOYOTA MOTOR CORP	TM	Equity
TMO	Thermo Fisher Scientific Inc.	TMO	Equity
TMUS	T-MOBILE US, INC.	TMUS	Equity
TMV	Direxion Daily 20 Year Treasury Bear 3X Shares	TMV	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	TNA	ETF
TNET	TRINET GROUP, INC.	TNET	Equity
TOL	TOLL BROTHERS INC.	TOL	Equity
TOT	TOTAL SA	TOT	Equity
TPH	TRI POINTE HOMES, INC.	TPH	Equity
TPLM	Triangle Petroleum Corp.	TPLM	Equity
TPX	TEMPUR-PEDIC INTERNATIONAL INC.	TPX	Equity
TQNT	TRIQUENT SEMCNDCTR. INC.	TQNT	Equity
TQQQ	ProShares Ultra Pro QQQ	TQQQ	ETF
TRIP	TRIPADVISOR INC.	TRIP	Equity
TRLA	TRULIA, INC.	TRLA	Equity
TRN	TRINITY INDUSTRIES INC.	TRN	Equity
TROW	T. ROWE PRICE GROUP INC.	TROW	Equity
TROX	Tronox Ltd.	TROX	Equity
TRP	TransCanada Corp.	TRP	Equity
TRQ	Turquoise Hill Resources Ltd.	TRQ	Equity
TRUE	TRUECAR, INC.	TRUE	Equity
TRV	THE TRAVELERS COMPANIES, INC.	TRV	Equity
TRW	TRW AUTOMOTIVE HOLDINGS CORP.	TRW	Equity
TSCO	TRACTOR SUPPLY COMPANY	TSCO	Equity
TSEM	TOWER SEMICONDUCTOR LTD.	TSEM	Equity
TSL	TRINA SOLAR LIMITED	TSL	Equity
TSLA	TESLA MOTORS, INC.	TSLA	Equity
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	TSM	Equity
TSN	TYSON FOODS, INC.	TSN	Equity
TSO	TESORO CORPORATION	TSO	Equity
TTM	Tata Motors Ltd.	TTM	Equity
TTPH	TETRAPHASE PHARMACEUTICALS, INC.	TTPH	Equity
TTS	TILE SHOP HOLDINGS, INC.	TTS	Equity
TTWO	TAKE-TWO INTERACTIVE	TTWO	Equity
TUR	ISHARES MSCI TURKEY	TUR	ETF
TWC	TIME WARNER CABLE INC.	TWC	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
TWM	Proshares UltrShort Russell 2000(reverse split)	TWM	Equity
TWO	Two Harbors Investment Corporation	TWO	Equity
TWTR	TWITTER INC.	TWTR	Equity
TWX	TIME WARNER INC.	TWX	Equity
TXN	TEXAS INSTRUMENTS INC.	TXN	Equity
TXT	TEXTRON INC.	TXT	Equity
TXTR	TEXTURA CORPORATION	TXTR	Equity
TYC	TYCO INTERNATIONAL LTD.	TYC	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	TZA	ETF
UA	UNDER ARMOUR, INC.	UA	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	UAL	Equity
UBNT	Ubiquiti Networks Inc.	UBNT	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	UCO	ETF
UEPS	NET 1 UEPS TECHNOLOGIES	UEPS	Equity
UIS	UNISYS CORPORATION	UIS	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	ULTA	Equity
UNFI	UNITED NATURAL FOODS, INC.	UNFI	Equity
UNG	UNITED STATES NATURAL GAS	UNG	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	UNH	Equity
UNP	UNION PACIFIC CORPORATION	UNP	Equity
UNXL	UNI-PIXEL, INC.	UNXL	Equity
UPL	ULTRA PETROLEUM CORPORATION	UPL	Equity
UPRO	ProShares Ultrapro S&P 500	UPRO	ETF
UPS	UNITED PARCEL SERVICE, INC.	UPS	Equity
URA	Global X Uranium ETF	URA	ETF
URBN	URBAN OUTFITTERS INC	URBN	Equity
URI	UNITED RENTALS, INC.	URI	Equity
USB	U.S. BANCORP	USB	Equity
USG	USG CORPORATION	USG	Equity
USO	UNITED STATES OIL FUND	USO	ETF
UTEK	ULTRATECH STEPPER, INC.	UTEK	Equity
UTHR	UNITED THERAPEUTICS CORP	UTHR	Equity
UTX	UNITED TECHNOLOGIES CORPORATION	UTX	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	UUP	ETF
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	UVXY	ETF
V	VISA INC.	V	Equity
VALE	VALE S.A.	VALE	Equity
VC	Visteon Corp.	VC	Equity
VDSI	VASCO DATA SECURITY INTERNATIONAL, INC.	VDSI	Equity
VECO	VEECO INSTRUMENTS	VECO	Equity
VEEV	VEEVA SYSTEMS INC.	VEEV	Equity
VFC	VF CORPORATION	VFC	Equity
VGK	Vanguard MSCI Europe ETF	VGK	ETF
VHC	VIRNETX HOLDING CORP	VHC	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
VIAB	VIACOM, INC.	VIAB	Equity
VIMC	VIMICRO INTERNATIONAL CORP. (ADR)	VIMC	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	VIPS	Equity
VIXY	ProShares VIX Short-Term Futures ETF	VIXY	ETF
VJET	VOXELJET AG	VJET	Equity
VLCCF	Knightsbridge Tankers Ltd.	VLCCF	Equity
VLO	VALERO ENERGY CORPORATION	VLO	Equity
VMC	VULCAN MATERIALS COMPANY	VMC	Equity
VMW	VMWARE, INC.	VMW	Equity
VNDA	Vanda Pharmaceuticals, Inc.	VNDA	Equity
VNET	21Vianet Group Inc	VNET	Equity
VNO	VORNADO REALTY TRUST	VNO	Equity
VNQ	Vanguard REIT ETF	VNQ	ETF
VNR	Vanguard Natural Resources LLC.	VNR	Equity
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	VOD	Equity
VOYA	VOYA FINANCIAL INC.	VOYA	Equity
VRA	Vera Bradley, Inc.	VRA	Equity
VRNG	VRINGO, INC.	VRNG	Equity
VRS	Verso Paper Corporation	VRS	Equity
VRSN	VERISIGN, INC.	VRSN	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	VRTX	Equity
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	VRX	Equity
VSI	Vitamin Shoppe Inc.	VSI	Equity
VTR	Ventas, Inc.	VTR	Equity
VVUS	VIVUS INC.	VVUS	Equity
VWO	Vanguard MSCI Emerging Markets ETF	VWO	ETF
VXX	IPATH S&P 500 VIX ST FUTURES ETN	VXX	ETF
VZ	VERIZON COMMUNICATIONS INC.	VZ	Equity
WAC	WALTER INVESTMENT MANAGEMENT CORP.	WAC	Equity
WAG	WALGREEN COMPANY	WAG	Equity
WB	WEIBO CORP. (ADR)	WB	Equity
WBMD	WebMD Health Corp.	WBMD	Equity
WCG	WELLCARE HEALTH PLAN INC	WCG	Equity
WDAY	Workday, Inc.	WDAY	Equity
WDC	WESTERN DIGITAL CORPORATION	WDC	Equity
WEN	The Wendy's Company	WEN	Equity
WETF	WisdomTree Investments, Inc	WETF	Equity
WFC	WELLS FARGO & COMPANY	WFC	Equity
WFM	WHOLE FOODS MARKET, INC.	WFM	Equity
WFT	WEATHERFORD INTERNATIONAL LTD.	WFT	Equity
WHR	WHIRLPOOL CORPORATION	WHR	Equity
WHX	Whiting USA Trust I	WHX	Equity
WIN	WINDSTREAM CORPORATION	WIN	Equity
WLB	Westmoreland Coal Company	WLB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
WLH	WILLIAM LYON HOMES	WLH	Equity
WLK	Westlake Chemical Corp	WLK	Equity
WLL	WHITING PETROLEUM CORPORATION	WLL	Equity
WLP	WELLPOINT INC.	WLP	Equity
WLT	WALTER ENERGY, INC.	WLT	Equity
WM	WASTE MANAGEMENT, INC.	WM	Equity
WMB	WILLIAMS COMPANIES, INC.	WMB	Equity
WMT	WAL-MART STORES INC.	WMT	Equity
WNR	WESTERN REFINING, INC.	WNR	Equity
WPG	WASHINGTON PRIME GROUP INC.	WPG	Equity
WPRT	WESTPORT INNOVATIONS INC.	WPRT	Equity
WPX	WPX Energy Inc.	WPX	Equity
WRLD	WORLD ACCEPTANCE CORPORATION	WRLD	Equity
WSM	WILLIAMS-SONOMA INC	WSM	Equity
WTW	WEIGHT WATCHERS INTL., INC.	WTW	Equity
WU	THE WESTERN UNION COMPANY	WU	Equity
WUBA	58.COM INC.	WUBA	Equity
WWAV	THE WHITEWAVE FOODS COMPANY	WWAV	Equity
WWE	World Wrestling Entertainment Inc	WWE	Equity
WWWW	Web.com Group Inc	WWWW	Equity
WY	WEYERHAEUSER COMPANY	WY	Equity
WYN	Wyndham Worldwide Corp	WYN	Equity
WYNN	WYNN RESORTS LTD.	WYNN	Equity
X	UNITED STATES STEEL CORPORATION	X	Equity
XBI	SPDR S&P Biotech ETF	XBI	ETF
XCO	EXCO Resources, Inc.	XCO	Equity
XEC	CIMAREX ENERGY CO.	XEC	Equity
XHB	SPDR S&P HOMEBUILDERS	XHB	ETF
XLB	MATERIALS SELECT SECTOR SPDR	XLB	ETF
XLE	ENERGY SELECT SECTOR SPDR	XLE	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	XLF	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	XLI	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	XLK	ETF
XLNX	XILINX INC.	XLNX	Equity
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	XLP	ETF
XLU	UTILITIES SELECT SECTOR SPDR	XLU	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	XLV	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	XLY	ETF
XME	SPDR S&P METALS & MINING	XME	ETF
XNPT	Xenoport Inc.	XNPT	Equity
XOM	EXXON MOBIL CORPORATION	XOM	Equity
XOMA	XOMA Corporation	XOMA	Equity
XON	INTREXON CORPORATION	XON	Equity
XONE	THE EXONE COMPANY	XONE	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
XOOM	XOOM CORPORATION	XOOM	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	XOP	ETF
XPO	XPO Logistics, Inc.	XPO	Equity
XRT	SPDR S&P RETAIL	XRT	ETF
XRX	XEROX CORPORATION	XRX	Equity
XXII	22ND CENTURY GROUP, INC.	XXII	Equity
YCS	ProShares UltraShort Yen	YCS	ETF
YELP	YELP, INC.	YELP	Equity
YGE	Yingli Green Energy Holding Co., Ltd	YGE	Equity
YHOO	YAHOO! INC.	YHOO	Equity
YINN	Direxion Daily China 3X Bull Shares	YINN	ETF
YNDX	Yandex NV	YNDX	Equity
YOKU	YOUKU TUDOU INC.	YOKU	Equity
YRCW	YRC Worldwide Inc (Reverse Split)	YRCW	Equity
YUM	YUM! BRANDS, INC.	YUM	Equity
YY	YY INC.	YY	Equity
Z	ZILLOW, INC.	Z	Equity
ZION	ZIONS BANCORP	ZION	Equity
ZIOP	Ziopharm Oncology, Inc.	ZIOP	Equity
ZLTQ	Zeltiq Aesthetics Inc.	ZLTQ	Equity
ZMH	ZIMMER HOLDINGS, INC.	ZMH	Equity
ZNGA	ZYNGA, INC.	ZNGA	Equity
ZOES	ZOE'S KITCHEN, INC.	ZOES	Equity
ZQK	QUIKSILVER, INC	ZQK	Equity
ZSL	ProShares UltraShort Silver (20 shares)	ZSL	ETF
ZTS	ZOETIS INC.	ZTS	Equity
ZU	ZULILY, INC.	ZU	Equity

12/1/2014





:m: (609) 897-8174 Origin ID: PRIA
rbara J. Comly, Esq.
ami International Holdings, Inc.
Roszel Road, 5th Fl

nceton, NJ 08540

J142214092303uv

Ship Date: 01DEC
ActWgt: 1.0 LB
CAD: 104672866/

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IIP TO: (202) 551-5614 BILL SENDER

ecurities & Exchange Commission
iv of Trading & Markets
)0 F Street NE
/ASHINGTON, DC 20549

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